UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED

MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST

(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.

6410 Poplar Avenue; Suite 900

Memphis, TN 38119

(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

To Longleaf Shareholders

All three Longleaf Funds succumbed to the same macro pressures that caused every industry group and the stock market in every country in the Dow Jones Global Index to decline in the third quarter. Each Fund’s double-digit decline took year-to-date performance into negative territory. Sentiment is as fearful and irrational as we have experienced. Not surprisingly, your partners at Southeastern are finding the most compelling opportunities we have seen since early 2009.

Cumulative Returns Through September 30, 2011

	Since Inception(1)	20 Year	Ten Year	Five Year	One Year	YTD	3Q
Partners Fund (4/8/87 Inception)	987.9%	585.9%	50.5%	(15.6)%	(2.8)%	(12.1)%	(20.2)%
S&P 500 Index	577.8	336.3	32.0	(5.8)	1.1	(8.7)	(13.9)
Small-Cap Fund (2/21/89 Inception)	740.8	696.4	124.5	7.4	5.0	(6.7)	(18.0)
Russell 2000 Index	470.3	370.1	81.2	(5.0)	(3.5)	(17.0)	(21.9)
International Fund (10/26/98 Inception)	150.9	na	37.6	(16.7)	(14.9)	(20.7)	(23.6)
EAFE Index	42.8	na	63.3	(16.1)	(9.4)	(15.0)	(19.0)

(1)

During the inception year, the S&P 500 and the EAFE Index were available only at month-end; therefore the S&P 500 value at 3/31/87 and the EAFE value at 10/31/98 were used to calculate performance since IPO. All returns include reinvested dividends and distributions but not the deduction of taxes. Current performance may be lower or higher. Prior to 2010 the Partners and International Funds used currency hedging as an investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Call (800)445-9469 or go to www.southeasternasset.com for current performance information and www.southeasternasset.com/misc/prospectus.cfm for the Prospectus and Summary Prospectus, both of which should be read carefully before investing to learn about Fund investment objectives, risks, and expenses.

      Average Annual Returns Through September 30, 2011

	Since Inception	20 Year	Ten Year	Five Year	One Year
Partners Fund (4/8/87 Inception)	10.2%	10.1%	4.2%	(3.3)%	(2.8)%
S&P 500 Index	8.1	7.6	2.8	(1.2)	1.1
Small-Cap Fund (2/21/89 Inception)	9.9	10.9	8.4	1.4	5.0
Russell 2000 Index	8.0	8.1	6.1	(1.0)	(3.5)
International Fund (10/26/98 Inception)	7.4	na	3.2	(3.6)	(14.9)
EAFE Index	2.8	na	5.0	(3.5)	(9.4)

Macro fear around well-known issues of European sovereign debt, U.S. deficit reduction, and Chinese inflation control rendered company fundamentals irrelevant.

“I think the future of equities will be roughly the same as their past; in particular, common-stock purchases will prove satisfactory when made at appropriate price levels. It may be objected that it is far too cursory and superficial a conclusion; that it fails to take into account the new factors and problems that have entered the economic picture in recent years – especially those of … the movement towards less consumption and zero growth. Perhaps I should add to my list the widespread public mistrust of Wall Street as a whole, engendered by its well-nigh scandalous behavior during recent years in the areas of ethics, financial practices of all sorts, and plain business sense.” – Excerpt from June 1974 speech by Benjamin Graham, printed in Financial Analyst Journal, September/October 1974

The opportunities created in the equity market disarray of the early 1970’s cited above precipitated the 1975 founding of Southeastern Asset Management. Similarly, uncertainty relating to various global economic conditions has created numerous opportunities for today’s long-term investor. We have endured material stock price declines in the last few months as macro fear around well-known issues of European sovereign debt, U.S. deficit reduction, and Chinese inflation control rendered company fundamentals irrelevant. As evidence of how little the market discriminated among businesses, stock price correlations in both the U.S. and Europe surpassed the level experienced in 2008 after Lehman’s collapse. The closer correlation moves to 100%, the less differentiation there is in how individual stocks trade. Correlation in September reached 85% for the FTSE 100, and the S&P 500 hit 90% compared to its historic average of 30%.

In other previous periods of high correlations, including 1982, 1990, and 2008, Southeastern suffered short-term underperformance. The third quarter of 2011 was no different. Out of favor companies became more disdained, and any perceived challenges became magnified in people’s minds. Similar to past periods, the companies that most negatively impacted results were economically sensitive businesses and/or those with some financial leverage. Following these periods, Southeastern has posted substantial outperformance when company fundamentals return to the spotlight and correlations fall back to normal levels. Severely discounted prices tend to snap back like a tightly compressed spring.

If we know this common refrain, why not alter our investment strategy to avoid the types of companies that suffer when pessimism and correlations rise? Warren Buffett commented on this idea in his July 1966 Partnership Letter.

“I am not in the business of predicting general stock market or business fluctuations. If you think I can do this, or think it is essential to an investment program, you should not be in the partnership… We don’t buy and sell stocks based upon what other people think the stock market is going to do, (I never have an opinion) but rather, upon what we think the company is going to do. The course of the stock market will determine, to a great degree, when we will be right, but the accuracy of our analysis of the company will largely determine whether we will be right… Who would think of buying or selling a private business because of someone’s guess on the stock market?”

We are incapable of knowing what stocks will do in the short run. To make investments based on correlation changes would require two correct calls – when to sell and when to reinvest. Being accurate in either prediction is a low probability, but when the two probabilities are multiplied, the chance of success is remote. Patience and discipline historically have rewarded our partners who believed in intrinsic value-based investing and who stayed owners through full market or correlation cycles. Price declines are painful, but do not equate to capital losses if investors stay long-term and business values remain intact.

Our most important task is to ensure that whatever is causing stocks to decline will not permanently impair the businesses we own. We have assessed what is causing individual security price weakness, what might alleviate this pressure, and where we could be vulnerable to appraisal risk for each portfolio company. A number of our stocks have been under pressure because of the macro unknowns related to economic growth over the next few years and to government actions addressing debt and growth. Across all portfolios, those securities hardest hit have included cement and aggregates companies, economic bell weather businesses such as FedEx (transportation), Accor (lodging), and Lamar (billboard advertising), emerging market energy firm HRT, and companies with a combination of operating and financial leverage like Level(3). The market’s misunderstanding of our businesses also has weighed on certain companies, such as Olympus (not a camera company), Ferrovial (not a Spanish construction business), Philips (not a consumer electronics company), and Dell (not a hardware company).

In spite of global economic uncertainties, the prospects for our companies to grow units and pricing over the next 5+ years are solid. The competitive strength of our holdings combined with rational pricing within many of their industries will provide some protection in a downturn. Weak U.S. and European economies will have less impact than is apparent because at a number of our businesses, emerging markets have become an increasingly meaningful part of value either directly or indirectly. Although U.S. housing starts may not rise to meet new household formations for a couple of years, political leaders both within and outside of the U.S. must address infrastructure needs sooner to maintain their positions. The few companies whose stocks have been penalized because of some financial leverage have no major maturities for over two years and have extremely valuable, severable assets worth more than debt requirements. Those asset values have been affirmed by recent comparable sales at or above our appraisal metrics. To the extent we have had concern about a company’s intrinsic value or its growth, we have sold shares to buy a similar or more attractive P/V with higher quality and predictability.

Much of the fear in the market is a residual of the fresh scars from 2008 causing a “flee first and ask questions later” reaction. Slowing economies and western government debt are real issues, but do not inherently translate into the corporate value deterioration that many businesses experienced in

2008. Then, the burst of the U.S. housing and credit bubbles catapulted much of the world into a deep recession and created a liquidity panic. Most investors did not anticipate an economic interruption, and few had any idea how far it would permeate. The primary challenge today is neither a liquidity shortage nor corporate or consumer excess but government policy related to sovereign debt and emerging market inflation. These same issues have weighed on stocks over the last year, are well known, and seem more than incorporated into our securities’ prices.

As a further contrast, in 2008 businesses were structured for peak operating levels. Companies were geared to expand and meet consumer demand fostered by cheap and abundant debt. When credit was withdrawn, the consumption decline was immediate and widespread. Today, companies have significantly less exposure. Although the global recession officially ended two years ago, slow recovery and caution have tempered businesses’ expansion plans for growth, as unemployment numbers indicate. Cost structures are already sized to recession levels; inventories are lean; balance sheets are strong with almost all of them de-risked; and industry- leading companies have become more dominant over the last few years. A number of our businesses have not rebounded. Property/casualty insurance underwriters such as Travelers, NKSJ, CNA, and Fairfax, reinsurers including Everest Re, and brokers, Aon and Willis, have had minimal pricing gains, and the industry’s overcapitalization still weighs on insurance rates. Additionally, bonds, a meaningful component of these companies’ investment portfolios, are producing minimal yield given current interest rates. Low interest rates also have kept BNY Mellon’s earnings depressed. Cement and aggregates companies such as Cemex, Lafarge, Texas Industries, Vulcan, and Martin Marietta, have seen no U.S. or European recovery. U.S. natural gas prices around $4/mcf have kept Chesapeake’s revenues at recessionary levels. While these companies have tremendous operating profit upside when economic growth improves, our appraisals do not assume a normal GDP bounce will help in the next few years. Adapting to a possible 2012 recession would be

We have both little uncertainty about how [our businesses] will fare over the next five years and the rare opportunity to purchase them at half or less of appraised value.

like stepping off of a curb rather than falling from a skyscraper for these businesses and their values.

While the market is ignoring positive fundamentals, many of our investees are using the negative sentiment to meaningfully grow value through share repurchases. When stocks completely decoupled from corporate values in late 2008-early 2009, we called on our CEO partners to repurchase as many shares as possible. A few responded, but most were too fearful of how bad the economic damage might become to aggressively use any cash cushion. Today, most of our corporate partners see minimal growth but believe that their strong business prospects over the intermediate term make repurchasing today’s discounted shares the optimal capital allocation choice. Our portfolio companies collectively are shrinking shares at an average 4% annualized rate, with CEOs at DIRECTV, Travelers, Philips, FICO, and Wendy’s repurchasing at a rate in the teens. Warren Buffett has initiated Berkshire Hathaway’s first buyback. Not only have strengthened balance sheets and strong cash flow given companies the arsenal to steal shares, beneficial capital allocation work over the last two years has put our partners in a much improved position. Companies such as Chesapeake, Ferrovial, Vodafone, and ACS have sold assets at attractive prices; Cemex, Liberty Interactive, Level(3), and Dine Equity have decreased and/or termed out their debt opportunistically; a few holdings such as DIRECTV and Disney have issued cheap corporate debt to buy much higher returning shares.

Over time, economic fears and downturns inevitably will occur, but the most successful investors view these periodic events as opportunities. Southeastern’s 36 year experience indicates that the best assurance for both protecting capital from permanent losses and compounding at above average rates is to:

•   Have a long-term investment horizon for buying and holding through economic cycles,

•   Use conservative assumptions in our appraisal models,

•   Own high quality, competitively entrenched businesses that can go on offense in challenging times,

•   Partner with management teams who can operate successfully through business cycles and who will always work to prudently maximize value per share, and

•   Pay a substantial discount to a conservative appraisal to provide protection against the impact of unpredictable events.

As the largest owners of the Longleaf Partners Funds, we have used the recent price downdraft to meaningfully add to our stakes. Broadly speaking, the return on corporate ownership vis- à-vis the return on lending seldom has been so compelling. With the S&P 500’s growing, after-tax free cash flow yield around 10% and the pre-tax, fixed 10-year Treasury at 1.8%, shareholders receive over five times the return of bondholders, before adjusting for taxes or future growth. More specific to the collection of businesses we own, we have both little uncertainty about how they will fare over the next five years and the rare opportunity to purchase them at half or less of appraised value. We encourage our partners to join us in adding capital at this opportune time.

Sincerely,

O.Mason Hawkins, CFA

Chairman & CEO

Southeastern Asset Management, Inc.

G.Staley Cates, CFA

President & CIO

Southeastern Asset Management, Inc.

October 7, 2011